UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2006

Commission File Number: 0-30628
ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	LETTER TO SHAREHOLDERS dated August 14, 2006	4

2.	PROXY STATEMENT dated August 14, 2006	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ALVARION LTD.

Date: August 17, 2006                                    By: /s/ Dafna Gruber
                                                   Name: Dafna Gruber
                                                   Title:   Chief Financial Officer

EXHIBIT 1

Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252              +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

To Our Shareholders:

2005 was an important transition year during which we continued to lead the market in changing the magnitude, nature and distribution of wireless access. During the year we experienced the impact of a transition to WIMAX based products, which affected revenue from our traditional products as we shipped BreezeMAX, our WiMAX solution, throughout the year. BreezeMAX revenue in 2005 totaled over $30 million and, according to industry analysts, we had an 80% share of the WiMAX market in 2005. Since year-end, we continue to experience strong growth in BreezeMAX revenues.

We reported a substantial loss on a GAAP basis due primarily to higher operating expenses reflecting the inclusion of interWAVE for a full year and continued aggressive investment to expand our family of WiMAX solutions to include additional frequencies, additional marketing activities with Tier 1 carriers, and development to enable an array of new services including personal broadband enabling unlimited communications anywhere, anytime. We are committed to returning to profitability and generating positive cash flow and, subsequent to year-end we have made substantial progress in that regard, substantially reducing CMU losses via a restructuring and refocusing of the business.

For a detailed view of our 2005 financial results, we encourage you to refer to the enclosed financial statements. Some of the additional business and financial highlights of 2005 include:

•	Increased broadband wireless access sales, including WiMAX, by 20%
•	Continued gross margin improvement from 44% to 46%
•	Strong balance sheet with $117 million in cash and equivalents
•	Continued to lead the broadband wireless access market with about 30% market share
•	First to demonstrate a working CPE using Intel WiMAX chip and began shipping in Q3
•	Received $7 million order under new frame agreement which includes WiMAX solutions with Latin American operator

We have continued to meet every major target in our plan and, subsequent to year-end, we achieved several additional important milestones:

•	Shipped our self-install WiMAX CPE and high-power base stations
•	Fulfilled our certification commitment
•	Introduced a new version of our market-leading OFDM solution for the unlicensed bands
•	Strategic partnership with IBM to serve the municipal broadband market
•	First vendor to demonstrate a mobile WiMAX handoff with our 4Motion WiMAX solution
•	Successful interoperability of BreezeMAX base station with a variety of mobile devices to demonstrate early technical success in mobile WiMAX

Going forward, we will continue to capitalize on the traditional broadband wireless access market. Our strong branding, our historic strength in addressing diverse type of customers, application and geographies, our partnering capabilities, our strong local channel partners and excellent products indicate that we will continue to be very successful in this market. In addition, we intend to continue to lead the adoption of WiMAX for fixed and nomadic applications and continue to invest in the future of portable and mobile WiMAX, while showing progressive improvement in our financial results.

Sincerely yours,
Tzvika Friedman

EXHIBIT 2

Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252               +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ALVARION LTD.
21A Habarzel Street
Tel Aviv 69710, Israel

____________________

PROXY STATEMENT
____________________

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value (the "Ordinary Shares"), of Alvarion Ltd. ("Alvarion" or the "Company") in connection with the solicitation by the Board of Directors of proxies for use at the 2006 Annual General Meeting of Shareholders (the "Meeting"), or at any adjournment thereof, pursuant to the accompanying Notice of 2006 Annual Meeting of Shareholders. The Meeting will be held on September 12, 2006 at 10:00 a.m. (Israel time), at the offices of the Company, 21A Habarzel Street, Tel Aviv 69710, Israel, Tel: 972-3-6456262.

The agenda of the Meeting will be as follows:

1.	re-election of Mr. Anthony Maher, Dr. Meir Barel and Mr. Oded Eran to the Company’s Board of Directors;

2.	re-election of Prof. Raphael Amit as an external director to the Company’s Board of Directors;

3.	approval of option grant to the Company’s Directors;

4.	approval of the Chairman’s compensation;

5.	approval of the Company’s CEO Mr. Tzvika Friedman’s (a) annual compensation and (b) annual bonus plan;

6.
reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the period ending upon the next Annual General Meeting of Shareholders and the authorization of the Company’s Audit Committee and/or the Board of Directors to set their remuneration; and

7.	review of the Company’s audited consolidated financial statements for the year ended December 31, 2005.

The Company currently is not aware of any other matters, which will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

A form of proxy for use at the Meeting and a pre-addressed postage-paid return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed by the holder thereof and received by the Company not less than two (2) hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted in determining whether a quorum is present.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August 15, 2006 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 15, 2006, and will be solicited primarily by mail. However, certain officers, directors, employees and agents of the Company, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

The Company had outstanding as of August 11, 2006 61,096,426 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders present in person or by proxy, or who have delivered to the Company a deed of vote indicating their manner of voting, and who hold or represent in the aggregate at least 33 1/3 % of the voting power of the Company, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

As of August 11, 2006, based on the information provided to the Company by the shareholders or disclosed in public filings with the Securities and Exchange Commission, the Company is not aware of any person or entity that owns beneficially more than 5% of the Company’s outstanding Ordinary Shares.

ITEM 1 - RE-ELECTION OF DIRECTORS

At the Meeting, shareholders will be asked to re-elect Mr. Anthony Maher, Dr. Meir Barel and Mr. Oded Eran to the Company’s Board of Directors, each for a term expiring at the third Annual General Meeting of the shareholders of the Company following the Meeting.

The Company’s Articles of Association provide that a certain number of the Company’s directors (excluding the External Directors) shall be elected each year at the Company’s Annual General Meeting, and, unless specifically determined otherwise, each elected director shall serve, subject to the other provisions of the Company’s Articles of Association and Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), until the third Annual General Meeting following the Meeting at which such director was elected.

Mr. Maher, Dr. Barel and Mr. Eran were previously elected for a term expiring at this Annual General Meeting, and it is proposed that they be re-elected.

A brief biography of each nominee is set forth below:

Mr. Anthony Maher has served as the chairman of our Board of Directors since March 2004. He was a member of Floware’s board of directors from 1997 and until its merger with us and has, since the merger, served as a member of our Board of Directors. In March 2002, Mr. Maher joined Star Venture Management, a venture capital company, as a partner. Until January 2002, Mr. Maher was a Member of the Executive Management Board of the Information and Communication Networks Group of Siemens AG. Since 1978, Mr. Maher has held various engineering, marketing and managerial positions at Siemens. Prior to that, he was employed by Bell Telephone Laboratories in Naperville, Illinois, contributing to hardware and software design, as well as System engineering. Mr. Maher also serves as director of Adva Optical Networks, Inc., Wavecom Communications, Broadlight and Cube Optics Inc. Mr. Maher holds M.Sc. and B.Sc. degrees in Electrical Engineering and Physics from the University of Illinois.

Dr. Meir Barel served as the chairman of the board of directors of Floware from its inception until its merger with us in August 2001, and has, since the merger, served as vice chairman of our Board of Directors. Dr. Barel also served as a director of BreezeCOM between 1994 and 2000. Dr. Barel is the founder and managing partner of Star Venture Management, a venture capital company, which was founded in 1992, and SVM Star Venture Capital Management Ltd. From 1988 to 1992, Dr. Barel was a managing director of TVM Techno Venture Management, Munich. Prior to 1986, Dr. Barel served in various German and Israeli companies involved in factory automation, computer design and data communication. Dr. Barel received a doctorate in Electrical Engineering from the Data Communication Department of the Technical University of Aachen, Germany.

Mr. Oded Eran has served as a member of our Board of Directors since September 2003. Mr. Eran is a corporate lawyer, who has been a member of the Israeli law firm of Goldfarb, Levy, Eran, Meiri & Co. since 1986. From 1983 to 1986 Mr. Eran was an associate at the New York law firm of Kronish, Lieb, Weiner & Hellman. Mr. Eran is a member of the Israeli Bar (1981) and the New York Bar (1984). He holds LLB and LLM degrees from the Tel Aviv University Faculty of Law.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Mr. Anthony Maher, Dr. Meir Barel and Mr. Oded Eran be re-elected to the Board of Directors of the Company, effective immediately, each for a term expiring at the third Annual General Meeting of shareholders of the Company following the Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution. Since Mr. Maher, Dr. Barel and Mr. Eran have a personal interest in the foregoing proposed resolution, they refrain from making a recommendation with respect to their own re-election.

ITEM 2 - RE-ELECTION OF PROF. AMIT AS AN EXTERNAL DIRECTOR

Companies, such as us, that were incorporated under the laws of the State of Israel and the shares of which were offered to the public, are required by the Israeli Companies Law to have at least two External Directors. To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any affiliation with the Company or its controlling persons, as such terms are defined in the Israeli Companies Law. In addition, no individual may serve as an External Director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an External Director. For a period of two years from the expiration or termination of an External Director’s term of office, the company may not appoint a former External Director as a director or employee of the Company or receive professional services from such former External Director for compensation.

The External Directors are required to be elected by the shareholders. The term of an External Director is three years and may be extended for an additional three year period. All of the External Directors of a company must be members of its Audit Committee and each other committee of a company’s Board of Directors must include at least one External Director.

At the Meeting the shareholders will be asked to re-elect Prof. Raphael Amit, who has served as one of our external directors over the past three years, as an External Director to our Board of Directors for an additional term of three years. We have received the declaration required from Prof. Amit under Israeli law according to which he meets all the conditions required under the Israeli Companies Law for him to qualify as our External Director.

A brief biography of the nominee is set forth below:

Professor Raphael Amit has served as one of our external directors since September 2003. He serves on the Audit and on the Compensation Nominating and Governance committees. Professor Amit is the Board’s financial expert (as defined in the Nasdaq rules and regulations). Prior to joining Alvarion’s Board, Professor Amit served as Chairman of the Board of Directors of Creo Products Inc (NASDAQ: CREO until May 2005) and a member of the Audit committee and the Compensation, Nominating, and Governance committee. Professor Amit has been the Robert B. Goergen Professor of Entrepreneurship and a Professor of Management at the Wharton School of the University of Pennsylvania since July 1999. Professor Amit also serves as the Academic Director of Wharton’s Goergen Entrepreneurial Management Programs. Prior thereto, Professor Amit was the Peter Wall Distinguished Professor at the Faculty of Commerce and Business Administration, University of British Columbia (UBC), where he was the founding director of the W. Maurice Young Entrepreneurship and Venture Capital Research Center. From 1983 to 1990, Professor Amit served on the faculty of the J.L. Kellogg Graduate School of Management at Northwestern University, where he received the J.L. Kellogg Research Professorship and the Richard M. Paget Research Chair in Business Policy. Professor Amit holds B.A. and M.A. degrees in Economics from the Hebrew University and a Ph.D. in Management from the Northwestern University’s J.L. Kellogg Graduate School of Management. Professor Amit serves on the editorial boards of the Strategic Management Journal and The European Journal of Management. Professor Amit has served as a consultant to a broad range of organizations in North America and Europe on strategic, entrepreneurial management and new venture formation issues.

Vote Required

The election of External Directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against the election of the External Directors does not exceed one percent of the outstanding Ordinary Shares).

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Prof. Raphael Amit be re-elected as an External Director to our Board of Directors for a term of three years following the Meeting.”

The Board of Directors recommends a vote FOR approval of the proposed resolution. Since Prof. Amit has a personal interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

ITEM 3 - APPROVAL OF OPTION GRANT TO DIRECTORS

The Company wishes to form an approved compensation plan for its directors (the “Plan”). According to such Plan, each director, other than any director who is an executive officer of the Company, upon his or her election or re-election will be granted 10,000 options per each year of the term for which he or she was elected or re-elected. The options shall be granted pursuant to the Company’s option plans and shall be granted from Company’s existing pool of available options.

Pursuant to the Israeli Companies Law, the payment of compensation, including any grant of any stock option to directors, requires the approval of the shareholders of the Company, in addition to the approval of the Company’s Audit Committee, followed by the approval of the Board of Directors.

The Company’s Audit Committee as well as the Company’s Compensation, Nominating and Corporate Governance Committee and Board of Directors resolved, subject to the Company’s shareholders’ approval, that: a stock based compensation plan for all Directors (including the Chairman and excluding a director who is an executive offcer of the Company) shall be set according to which all directors be automatically granted, upon his or her election or re-election, 10,000 options per each year of the term for which he or she is elected or re-elected. The options shall be granted pursuant to the Company’s option plans and shall be granted from the Company’s then existing pool of available options. Such options shall vest in quarterly installments over the term for which the director is elected or re-elected, commencing at the end of the third month following the date of election or re-election.
The exercise price per share of these options shall be equal to the closing price of the Company’s Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the election or re-election.

Pursuant to the Israeli Companies Law, the payment of compensation, including any grant of any stock option to directors, requires the approval of the Company’s Audit Committee, followed by the approval of the Board of Directors, and then by the shareholders. The Company’s Audit Committee as well as the Company’s Compensation, Nominating and Corporate Governance Committee approved the Plan on August 1, 2006 and the Company’s Board of Directors approved the Plan on August 1, 2006. Accordingly, the adoption of the above resolutions of the Company’s Audit Committee, the Compensation, Nominating and Corporate Governance Committee and Board of Directors with respect to the directors’ compensation plan is subject to the approval of the Company’s shareholders, which shall be sought at the Meeting.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to adopt a compensation plan for Directors, according to which, each director (including the Chairman and excluding a director who is an executive officer of the Company), shall be automatically granted upon his or her election or re-election 10,000 options per each year of the term for which he or she was elected or re-elected. The options shall be granted pursuant to the Company’s effective option plans and shall be granted from the Company’s then existing pool of available options. Such options shall vest in quarterly installments over the term for which the director is elected or re-elected, commencing at the end of the third month following the date of election or re-election.

The exercise price per share for these options shall be equal to the closing price of the Company’s Ordinary Shares as reported on the Nasdaq National Market on the last trading day immediately preceding the date of the election or re-election.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 - APPROVAL OF THE CHAIRMAN COMPENSATION

At the Meeting, the shareholders will be asked to approve the new annual compensation for the Company’s Chairman of the Board of Directors.

The Company’s Audit Committee as well as the Company’s Compensation, Nominating and Corporate Governance Committee and Board of Directors recommend that the remuneration payable to the Company’s Chairman of the Board of Directors be set at US$ 120,000 per year, which fee shall cover Chairman’s active contribution to the Company as well as the participation of the Chairman in all meetings of the Board of Directors and committees of the Board of Directors during the year.

Pursuant to the Israeli Companies Law, the payment of compensation to directors requires the approval of the Company’s Audit Committee, followed by the Board of Directors, and then by the shareholders. The Company’s Audit Committee as well as the Company’s Compensation, Nominating and Corporate Governance Committee approved the proposed Chairman’s remuneration on August 1, 2006 and the Company’s Board of Directors has approved the proposed Chairman’s remuneration on August 1, 2006. Accordingly, the adoption of the above resolutions of the Company’s Audit Committee as well as the Company’s Compensation, Nominating and Corporate Governance Committee and Board of Directors with respect to the compensation of directors is subject to approval of the Company’s shareholders, which shall be sought at the Meeting.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the compensation payable to the Chairman of the Board of Directors of the Company be set at an amount equal to US$ 120,000 per year, which fee shall cover the Chairman's active contribution to the Company as well as the participation of the Chairman in all meetings of the Board of Directors and committees of the Board of Directors during the year.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.
Since Mr. Maher has a personal interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

ITEM 5 - APPROVAL OF MR. TZVIKA FRIEDMAN’S ANNUAL COMPENSATION AND ANNUAL BONUS PLAN

At the Meeting, the shareholders will be asked to approve the payment to Mr. Tzvika Friedman, the Company’s President and Chief Executive Officer, of the following:

(a) annual compensation in an amount equal to the NIS equivalent of US$265,000

(b) an annual bonus of up to $75,000, as set forth in Appendix A to this Proxy Statement, which is incorporated herein by reference.

Under the Israeli Companies Law, because Mr. Friedman is a member of our Board of Directors, compensation and bonuses payable to him require the approval of the Company’s Audit Committee, followed by the approval of the Board of Directors, and then by the shareholders. The Company’s Audit Committee as well as the Company’s Compensation, Nominating and Corporate Governance Committee approved the annual compensation and the bonus plan on August 13, 2006 and the Board of Directors approved the annual compensation and bonus for 2006 on August 13, 2006. Accordingly, at the Meeting, the shareholders will be asked to approve the annual bonus.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolution.

It is proposed that at the Meeting the following resolutions be adopted:

(a) “RESOLVED, that the annual compensation payable to Mr. Tzvika Friedman shall be the NIS equivalent of US $265,000.”

(b) “RESOLVED, that an annual bonus plan of up to $75,000 shall be paid to Mr. Friedman as set forth in Appendix A to the Proxy Statement.”

The Board of Directors recommends a vote FOR approval of the proposed resolution. Since Mr. Friedman has a personal interest in the foregoing proposed resolution, he refrains from making a recommendation with respect to such resolution.

ITEM 6 - REAPPOINTMENT AND REMUNERATION OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the period ending at the Company’s next Annual General Meeting of Shareholders.

The Company’s Audit Committee and Board of Directors have recommended, subject to the Company’s shareholders’ approval, that Kost Forer Gabbay & Kasierer be appointed as the Company’s independent auditors for the period ending at the Company’s next Annual General Meeting of Shareholders.

The shareholders will also be asked to authorize the Audit Committee and/or the Board of Directors upon recommendation of the Audit committee to fix the remuneration of the auditors as contemplated by the U.S. Sarbanes-Oxley Act. A representative of the auditors will be present at the Meeting and will be available to respond to appropriate questions by the shareholders. In addition, at the Meeting, the shareholders will receive a report with respect to the compensation of Kost Forer Gabbay & Kasierer for the year ended December 31, 2005.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the following resolutions.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be appointed as the independent auditors of the Company for the period ending upon the next annual general meeting of shareholders.”

“RESOLVED FURTHER, that the Audit Committee and/or the Board of Directors of the Company upon recommendation of the Audit Committee be authorized to fix the remuneration of the independent auditors.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 7 - REVIEW OF THE COMPANY’S AUDITED CONSOLIDATED FINANCIAL STATEMENTS FOR YEAR ENDED DECEMBER 31, 2005

At the Meeting, the audited consolidated financial statements of the Company for the year ended December 31, 2005 and the Auditors’ Report in respect thereto will be reviewed and the auditors will answer appropriate questions.

ITEM 8 - OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting. However, if any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

               /s/ Anthony Maher
                  Anthony Maher, Chairman

Dated: Monday August 14, 2006

ANNEX A

Mr. Tzvika Friedman Bonus Plan

Mr. Friedman’s annual bonus shall be restated as follows:

The Bonus Plan for 2006:

Bonus	Conditioned upon
$25,000	Reducing CMU loss below $1 million per quarter in at least one of the last two quarters of 2006
$25,000	2006 total BreezeMAX product shipments reached $65 million
$25,000	Receipt of at least 3 tier one customer purchase orders during 2006
                                        Maximum bonus $75,000